EXHIBIT 99.4

LAMAQUE COMPLEX TECHNICAL REPORT

CERTIFICATE OF QUALIFIED PERSON

Jessy Thelland, P.Geo.

1000, voie de Service Goldex-Manitou Val-d’Or, Qc

Tel: 819-874-3100 # 1201

Cell: (819) 860-7419

Email: jessy.thelland@eldoradogold.com

I, Jessy Thelland, am a Professional geologist, employed as Director of Technical Services, of Eldorado Gold Québec inc. (wholly-owned subsidiary of Eldorado Gold Corporation) located at 1000, voie de Service Goldex- Manitou, Val-d’Or in the Province of Québec.

This certificate applies to the technical report entitled Lamaque Complex Technical Report, with an effective date of December 31, 2024.

I am a member of the Ordre des Géologues du Québec (permit 00758). I graduated from the Université du Québec à Chicoutimi with a Bachelor of Earth Sciences in 2002.

I have practiced my profession continuously since 2002 and have acquired my mining geology, mine design and operations, reserve and resource evaluation, business planning and analysis, and exploration expertise across various positions with Campbell Resources, Cambior Inc, Richmont Mines Inc, Integra Gold Corporation and Eldorado Gold Québec. Prior to joining Eldorado Gold Québec Inc. and since 2004, I have been continuously involved in reserve and resource estimation.  I served as a Qualified Person for another issuer and conducted reserve and resource calculations (including completing cut-off grade calculations and setting dilution and recovery rates) in that capacity.  I have been involved in the mine design for the Triangle mine, including blast design and long hole design since 2018.  I initially provided economics at the stope level of the Triangle mine and for the past five years have been involved in Business Planning and economic assessments related to the Lamaque Complex.  I am involved in all budget cycles at the Lamaque Complex.  In my current capacity as Director of Technical Services, I supervise a Superintendent of Geology, a Senior Strategic Planner, and a Superintendent of Engineering.  As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects/Regulation 43-101 (“National Instrument 43-101”).

I have been based at the Lamaque Complex since August 2016, where I work on site.

I am responsible for items 12.1, 12.2.3, 14, 15 (except for information specific to the Ormaque deposit), 21 (except for information specific to the Ormaque deposit), 22, 24, 25, and 26 in the technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101F1 and the items for which I am responsible in the technical report entitled Lamaque Complex Technical Report with an effective date of December 31 , 2024, has been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated at Val-d’Or, Québec, this 20th day of February, 2025.

“Signed and sealed”

  Jessy Thelland

 _______________________

Jessy Thelland, P.Geo.